

Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 18, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 13, 2026, The Nasdaq Stock Market (the "Exchange") received from EA Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Humilis US Focused Opportunities ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi